Meridian Holdings, Inc.

RE: Response to SEC Comments of June 20, 2005

Dear Mr. Ohsiek,

This is a response to your comments dated June 20, 2005 regarding our 10KSB for 2004.

Consolidated Financial Statements

Comment #1: Consolidated Statements of Operations

Response

We have addressed this comment in the footnote with a revised disclosure.

The Company recorded this Judgment because it is a legal obligation of some third party to pay the Company. Management has been in contact with one of the individuals/entities who owes this judgment amount, to the Company. Based upon discussions with this individual and obtaining information concerning the net worth of this individual and his willingness to repay this obligation, management feels that it is probable that the Company will receive $350,000, net of collection costs, from this individual, whose net worth is in excess of $1,000,000. The Company is also pursuing all the other third parties involved in this legal case in other to collect the balance of this judgment through the collection agents, and will amend the net amount collectable accordingly.

Consolidated Statements of Cash Flows
Comment #2 : The issue regarding non-footing  of the December
31, 2004 Cash flow Statement

Response
This has been corrected, please see page F-6 of the financial statements

Comment #3: Issue regarding the current portion of long term debt.

Response

This error has been corrected, please see page F-6 of the financial statement.

Notes to Consolidated Financial Statements
Note 1-Summary of Significant Accounting Policies

Equity Method, page F-7

Comment# 4
Issue regarding current ownership percentage of our investments in CGI Communications Services, Inc.

Response

This has been corrected, and reflected in the Financial Statement Which has now been restated to reflect the loss. CGI
Communications Services, Inc.,

Note 8-Income Taxes, page F-10

Comment# 5

Response

The section has been revised to reflect the appropriate disclosure.

Note 10-Stock Option Plan, Page F-11

Comment #6

Response

This section has been corrected including the stock option table.

Comment #7

Response

This section have been revised and updated accordingly.

Item 8a. Control and Procedures, Page 13

Comments # 8,9, 10 and 11

Response

These issues have been corrected in the appropriate sections.

Furthermore, the Company is responsible for the adequacy and accuracy of the disclosure in the filings and will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings.

Respectfully submitted


/s/ Anthony C. Dike
---------------------
Chairman and CEO